575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

PETER J. SHEA peter.shea@kattenlaw.com 212-940-6447 direct 212 894-5724 fax

June 26, 2008

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Form N-1A Filing for IndexIQ Trust Registration Nos.: 811-22185; 333-149351

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ Trust (the “Trust”), we are filing with this correspondence Pre-Effective Amendment No. 2 (the “Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the Trust and the shares of the IQ ALPHA Hedge Strategy Fund, which is a series of the Trust (the “Fund”), under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”). Blacklined copies of the Amendment that have been marked to show changes to Pre-Effective Amendment No. 1 to the Registration Statement are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

In this Amendment, we have addressed certain oral comments provided by the Commission’s Staff and incorporated certain edits provided by the Trust and the Trust’s service providers. Where we have responded to a comment or edit concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

We believe that the Trust has satisfied all of the Staff’s specific comments with respect to the Registration Statement and that the Amendment contains all required information and exhibits. Consequently, the Trust is also submitting with this filing, under separate cover, its request for acceleration of effectiveness with respect to the Registration Statement. The Trust is also submitting with this filing, under separate cover, certain undertakings and representations requested by the Commission’s Staff.

Securities and Exchange Commission

June 26, 2008

Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Kathleen Moriarty at (212) 940-6403 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,
/s/ Peter J. Shea
Peter J. Shea
cc (w/enclosures):	Mr. John Ganley Mr. Adam S. Patti Mr. Gregory D. Bassuk Mr. William V. Simon Mr. Patricia Maxey